October 9, 2009

Chris White
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., USA

Re: Letter Dated September 28, 2009
        Madrona Ventures, Inc.
        Item 4.01 Form 8-K
        Filed September 16, 2009
        File No. 333-139915

Mr. White

     In response to your letter of September 28, 2009 Madrona Ventures, Inc. now known as Lightlake Therapeutics, Inc. as of October 7, 2009 has amended our previous Form 8-K Item 4.01 Changes in Registrant's Certifying Accountant and I believe satisfies the comments on the above mentioned letter to the Company. The amended Form 8-K addresses comment number 1 as to whether the change was recommended or approved by the board of directors. In our case the change was approved by the board of directors.

Comment number 2, the former auditor's report on our financial statements did not contain an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles for either of the past two years and our amended Form 8-K states that fact.

Comment number 3, the Form 8-K has been amended by stating the Company did not have any disagreements with our former auditing firm of Dale Matheson Carr-Hilton Labonte LLP on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure during those same two years.

Comment number 4, we have attached the required letter from our former auditor in the amended filing, required by Regulation S-K Item 304(a)(3).

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that in may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Sincerely;

     /s/ Seijin Ki

     Seijin Ki
     President